Exhibit 12.1

Piedmont Natural Gas Company, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2012 through 2016

(In millions except ratio amounts)	2016	2015	2014	2013	2012

Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations	$288.9	$192.8	$205.9	$194.3	$174.1
Fixed charges	84.4	81.3	72.6	59.8	49.2
Distributed income of equity investees	25.8	24.9	24.8	22.1	19.5
Total earnings	$399.1	$299.0	$303.3	$276.2	$242.8

Fixed charges:
Interest on debt	$83.1	$79.9	$71.3	$58.3	$47.8
Estimate of interest within rental expense	1.3	1.4	1.3	1.5	1.4
Total fixed charges	$84.4	$81.3	$72.6	$59.8	$49.2

Ratio of earnings to fixed charges	4.73	3.68	4.18	4.62	4.93